SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 5)

                    Under the Securities Exchange Act of 1934

                            Comstock Resources, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    205768203
                                 (CUSIP Number)

                                Annabel M. Jones
                Assistant General Counsel - Corporate Affairs
                             Two West Second Street
                              Tulsa, Oklahoma 74103
                                 (918) 591-1006
                           (918) 591-1718 (facsimile)

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 31, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240,13d-1(f) or 240.13d-1(g), check the following box. [ ]


CUSIP No.  205768203


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1)    Name of Reporting  Persons I.R.S.  Identification  Nos. of Above
      Persons (entities only)

      Compression, Inc.; 73-1424038

2)    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)
      (b) X

3)    SEC Use Only

4)    Source of Funds (See Instructions)  AF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)    Citizenship or Place or Organization - Oklahoma

7) Number of Shares Beneficially Owned by Each Reporting Person with Sole Voting Power - 2,791,450

8) Number of Shares Beneficially Owned by Each Reporting Person with Shared Voting Power - -0-

9) Number of Shares Beneficially Owned by Each Reporting Person with Sole Dispositive Power - 2,791,450

10) Number of Shares Beneficially Owned by Each Reporting Person with Shared Dispositive Power - -0-

11)   Aggregate Amount Beneficially Owned by Each Reporting Person -
      2,791,450

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13)   Percent of Class Represented by Amount in Row (11)- 9.68%

14)   Type of Reporting Person (See Instructions) CO



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1)    Name of Reporting Persons I.R.S. Identification Nos. of Above
      Persons (entities only) - C. Philip Tholen

2)    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) (b) X

3)    SEC Use Only

4)    Source of Funds (See Instructions) PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)    Citizenship or Place or Organization - Oklahoma

7) Number of Shares Beneficially Owned by Each Reporting Person with Sole Voting Power - 0

8) Number of Shares Beneficially Owned by Each Reporting Person with Shared Voting Power - 2,791,450

9) Number of Shares Beneficially Owned by Each Reporting Person with Sole Dispositive Power - 0

10) Number of Shares Beneficially Owned by Each Reporting Person with Shared Dispositive Power - 2,791,450

11)   Aggregate Amount Beneficially Owned by Each Reporting Person - 2,791,450

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13)   Percent of Class Represented by Amount in Row (11) - 9.68%

14)   Type of Reporting Person (See Instructions) IN




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                     Amendment to Statement on Schedule 13D

      This Amendment No. 5 to Statement on Schedule 13D (this "Amendment") amends the Statement on Schedule 13D dated September 1, 1998, as amended on September 10, 1998, September 14, 1998, October 19, 1998, and February 15, 2001 (the "Statement") of Compression, Inc., an Oklahoma corporation ("Compression") and a wholly-owned subsidiary of Samson Investment Company ("Samson"), and C. Philip Tholen, an individual ("Tholen") with respect to shares of the common stock, par value of $.50 per share (the "Common Stock") of Comstock Resources, Inc., a Nevada corporation ("Issuer"). Capitalized terms used but not defined herein are defined in the Statement and are used herein with the same meanings ascribed thereto in the Statement.

Item 5.     Interest in Securities of the Issuer

      (a) See Line 11 on cover page of this Form 13D for each of Compression and Mr. Tholen.

      (b) See Lines 7 through 10 on cover page of this Form 13D for each of Compression and Mr. Tholen.

      (c)   The  following  chart  sets  forth the  sales of  Common  Stock in
            Issuer made by Compression and Mr. Tholen since the filing date of the last amendment. All of such sales were made in brokerage transactions through the open market. The percentage of ownership disclosed below is based on 28,836,811 outstanding shares, the number of outstanding shares in Issuer as reported in Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.

      Compression has, since the last Amendment, sold the following shares of Common Stock in Issuer:

                                                       Total
                                                       Shares          %
No. of Shares        Price Per Share         Date      Owned         Owned
-------------        ---------------       --------   ---------    ---------
      37,000              $9.50            12/12/02   see below    see below
      42,600              $9.50            12/13/02   see below    see below
      35,350              $9.50            12/16/02   see below    see below
      10,000              $9.50            12/23/02   see below    see below
      12,200              $9.70            12/30/02   see below    see below
      25,000              $9.55            12/30/02   see below    see below
      50,000              $9.50              1/2/03   see below    see below
         300              $9.60              1/2/03   see below    see below
      25,000              $9.60              1/3/03   see below    see below
       3,200              $9.70              1/3/03   see below    see below
         600              $9.71              1/3/03   see below    see below
         800              $9.72              1/3/03   see below    see below



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                                                       Total
                                                       Shares          %
No. of Shares        Price Per Share         Date      Owned         Owned
-------------        ---------------        -------   ---------    ---------
       1,000              $ 9.73             1/3/03   see below    see below
         200              $ 9.79             1/3/03   see below    see below
       1,200              $ 9.80             1/3/03   see below    see below
      10,000              $ 9.90            1/16/03   see below    see below
       2,900              $10.00            1/17/03   see below    see below
       7,100              $10.00            1/21/03   see below    see below
      25,600              $10.00            1/22/03   see below    see below
       5,300              $10.00            1/29/03   see below    see below
      12,000              $10.00            1/30/03   2,791,450         9.68

      In addition, 10,000 shares of Common Stock in Issuer owned by Mr. Tholen were inadvertently omitted from the sale transactions reported in the last Amendment. The following transaction should have been reported.

                                                       Total
                                                       Shares          %
No. of Shares        Price Per Share         Date      Owned         Owned
-------------        ---------------        -------   ----------   --------
      10,000                $5.50           3/30/00      0             0

      As a result of this sale Mr. Tholen should no longer be considered part of the Compression group.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

      (e)   Not applicable.


Item 7.     Material to Be Filed as Exhibits

            Exhibit No. 7.1    Power of Attorney from C. Philip Tholen
                               (previously   filed   as   Exhibit   7.1  to
                               Schedule   13D  filed  by   Compression   on
                               September 1, 1998)



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Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 13, 2003

Signature   /s/ Dennis R. Neill
            --------------------



Name/Title: Dennis R. Neill
            President
            Compression, Inc.

Signature   /s/ Dennis R. Neill
            --------------------
            Dennis R. Neill as Attorney-in-Fact
            for C. Philip Tholen


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